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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Exchange Act of 1934

                           For the month of May 2005

                               AETERNA ZENTARIS INC.
                           ----------------------------

                         1405, boul. du Parc-Technologique
                                   Quebec, Quebec
                                   Canada, G1P 4P5
                      (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F        Form 40-F   X
                                      -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes               No   X
                                      -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________
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                                 DOCUMENTS INDEX

Documents Description

1. Press release dated May 31, 2005 - AEterna Zentaris' Partner Spectrum Granted IND from FDA to Conduct Phase I/II Clinical Trial with
     D-63153 in Hormone-Dependent Prostate Cancer in the United States
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                                                       [AETERNA ZENTARIS LOGO]


AEterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com

                                                          Press Release
                                                          For immediate release

AEterna Zentaris' Partner Spectrum Granted IND from FDA to Conduct Phase I/II Clinical Trial with D-63153 in Hormone-Dependent Prostate Cancer in the United States

Quebec City, Canada, May 31, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) announced that the U.S. Food and Drug Administration (FDA) has approved a recently submitted Investigational New Drug Application (IND) by its North American partner, Spectrum Pharmaceuticals (NASDAQ: SPPI), for D-63153, a fourth generation LHRH (Luteinizing Hormone Releasing Hormone) antagonist administered as a depot formulation. Spectrum is now in a position to conduct a Phase I/II trial with D-63153 in hormone-dependent prostate cancer and, thereby, expand the clinical development of D-63153 to the United States.

"We are very encouraged by the continued progress of D-63153, including this near-term expansion of clinical development to the U.S., as well as the recently initiated European Phase II trials with this product in hormone-dependent prostate cancer and benign prostate hyperplasia," said Gilles Gagnon, President and Chief Executive Officer of AEterna Zentaris. "D-63153 is an important element of our strategic development and we are pleased with the strong commitment by our new North American partner, Spectrum, to work towards the full development of this innovative LHRH antagonist compound."

ABOUT D-63153 STRATEGIC ALLIANCE WITH SPECTRUM PHARMACEUTICALS

In August 2004, AEterna Zentaris granted to Spectrum Pharmaceuticals an exclusive license to develop and market D-63153 for all potential indications in North America (including Canada and Mexico) and India. AEterna Zentaris received an upfront payment which included cash and equity of Spectrum, at signature, and is eligible to receive payments upon achievement of certain development and regulatory milestones, in addition to royalties on potential net sales. AEterna Zentaris retains exclusive rights to the rest of the world and will share with Spectrum upfront and milestone payments, royalties or profits from potential sales in Japan.
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ABOUT PROSTATE CANCER

According to American Cancer Society's 2004 Cancer Facts and Figures, over 230,000 new prostate cancer cases are projected in the United States in 2005. With an estimated 30,000 deaths, prostate cancer is the second leading cause of cancer deaths in men in the U.S. According to Prostate Cancer Foundation, one in six American men will develop prostate cancer in the course of his lifetime.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

AEterna Zentaris also owns 50.3% of Atrium Biotechnologies Inc. (TSX:
ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.
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                                     - 30 -

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com

INVESTOR RELATIONS
Ginette Valli[caad 234]eres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com
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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA ZENTARIS INC.

Date: May 31, 2005          By: /s/ Mario Paradis
                                -----------------------------------------------
                                Mario Paradis, CA
                                Senior Finance Director and Corporate Secretary